Amended

MR

10069479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 45693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kansas City Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6320 Lamar Avenue
(No. and Street)

Overland Park, KS 66202
(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 07 2015
REGISTRATIONS BRANCH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Barnett (913) 384-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale CPA's PC
(Name – *if individual, state last, first, middle name*)

6310 Lamar Ave., Ste. 110 Overland Park KS 66202
(Address) (City) (State) [redacted]

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Marchesi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kansas City Brokerage, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

PATRICIA B. CARUSO
Notary Public - State of Kansas
My Appt. Expires 09-21-2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) [redacted]upplemental Report.
- ☐ (n) [redacted]ny material inadequacies found to exist or found to have existed since the date of the previous audit.

***For [redacted]ntial treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANSAS CITY BROKERAGE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

H&H
HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

Member of the American Institute of Certified Public Accountants

KANSAS CITY BROKERAGE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

Independent Accountants' Report

Board of Directors
Kansas City Brokerage, Inc.
Overland Park, Kansas

We have audited the accompanying statement of financial condition of Kansas City Brokerage, Inc. (a 79% owned subsidiary of DeMarche Associates, Inc.) as of December 31, 2009, and the related statements of operations, retained deficit and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Brokerage, Inc. as of December 31, 2009, and the results its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale

Higdon & Hale, C.P.A.'s, P.C.
Overland Park, Kansas
February 19, 2010

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350
www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Kansas City Brokerage, Inc.
Overland Park, Kansas

In planning and performing our audit of the financial statements and supplemental schedule of Kansas City Brokerage, Inc. (the Company) for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a5(a)(11) and for determining compliance with the exemptive provisions of 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process and report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that the misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement will not be prevented or detected by the Company's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in control and control activities for safeguarding securities that we consider to be material weaknesses as defined above. Would not necessarily disclose all matters in the internal control structure that might be material

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 19, 2010

Kansas City Brokerage, Inc.
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	82,093
Certificates of Deposit		125,362
Consulting contract receivables		35,021
Receivable from clearing agent		1,665
Interest Receivable		132
Prepaid Expenses		4,831
Total assets	$	249,104
Liabilities		
Related party payable	$	-0-
Services due to customers		22,031
Third-party payer funds		40,111
Total liabilities		62,142
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		277,724
Retained deficit		(90,772)
Total stockholders' equity		186,962
Total liabilities and stockholders' equity	$	249,104

See notes to financial statements

Kansas City Brokerage, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues		
Brokerage income, net of clearing broker commissions	$	65,758
Other income		3,910
		69,668
Expenses		
Purchased services		57,322
Other expenses		12,140
Total expenses		69,462
Net Income	$	206

See notes to financial statements

Kansas City Brokerage, Inc.
Statement of Retained Deficit
Year Ended December 31, 2009

Balance (Deficit), January 1, 2009	$	(90,978)
Net Income		206
Balance (Deficit, December 31, 2009	$	(90,772)

See notes to financial statements

Kansas City Brokerage, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Operating Activities		
Net Income	$	206
Changes in		
Consulting contract receivables		5,853
Prepaid Expenses		(162)
Third-party payer funds		(14,351)
Services due to customers		996
Due to Parent		(25,500)
Interest Receivable		(4)
Net cash provided by operating activities		(32,962)
Investing Activities		
Purchase of Certificates of Deposit – Interest Rollover		(3,637)
Net cash used in investing activities		(3,637)
Decrease in Cash and Cash Equivalents		(36,599)
Cash and Cash Equivalents, Beginning of Year		118,692
Cash and Cash Equivalents, End of Year	$	82,093

See notes to financial statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a 79% owned subsidiary of DeMarche Associates, Inc. (DeMarche), an employee benefit plan consultant, provides brokerage services on behalf of clients of its parent through a clearing agent. The Company does not hold funds or securities for clients.

Employee benefit plan clients purchase DeMarche consulting services from the Company and pay for these services in cash or with brokerage commissions generated from investment transactions directed through the Company's clearing agent. The Company purchases the consulting services provided to its clients from its parent.

The Company also offers a Third-Party Payer program wherein the Company collects and accumulates brokerage commissions from trades directed by the client through the Company's clearing agent and in return makes credits available to the client for the payment of various plan expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company and its parent company file separate income tax returns. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 1: Nature of Operations and Summary of Significant Accounting Policies - Continued

Brokerage Income Recognition

Brokerage income and related clearing brokers' commissions are recognized on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Certificates of Deposit

Certificates of deposit are carried at historical cost, which approximates fair value. Certificates of deposit mature through 2011.

Note 2: Related Party Transactions

Facilities and Services Agreement

The Company has a facilities and services agreement with its parent in which office space, personnel, equipment, supplies, accounting and legal and other services are provided to the Company. The Company's agreement provides that the Company pay $5,000 per month for the period from January 1, 2008 to December 31, 2008. This agreement was amended June 1st, 2008 and there is no longer a service fee being charged.

Note 3: Income Taxes

No provision or benefit for income taxes is recorded in the accompanying statement of operations as the Company has a net loss for both financial reporting and income tax purposes.

Note 3: Income Taxes – Continued

The tax effects of temporary differences related to deferred taxes are as follows:

Deferred tax assets		
Services due to customers	$	4,406
Net operating loss carryforwards		65,135
Net deferred tax asset before valuation allowance		69,541
Valuation allowance		
Beginning balance		69,393
Increase during the period		148
Ending balance		69,541
Net deferred tax asset	$	-0-

The Company has unused operating loss carryforwards of approximately $325,000, which will expire between 2020 and 2026.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .75 to 1 as of December 31, 2009. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $142,096 as of December 31, 2009, which exceeded the required net capital by $137,953.

Note 5: Cash

As of December 31, 2009, the Company's deposits were fully insured by FDIC insurance coverage.

Supplementary Schedule

Kansas City Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2009

Aggregate Indebtedness	$ 62,142
Stockholders' Equity	$ 186,962
Less Nonallowable Assets	
Consulting contract receivables	(39,852)
Less haircuts on certificates of deposit account	(5,014)
Net capital	142,096
Less net capital requirements – greater of $5,000 or 1/15 of Aggregate indebtedness	4,143
Net capital in excess of requirement	$ 137,953
Ratio of Aggregate Indebtedness in Net Capital	.45 to 1

Note: The Company is in compliance with the exemption provision from Rule 15c3-3.

Note: There was no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company.